                                                                      Exhibit 12

Computation of Ratios of
Earnings to Fixed Charges    American International Group, Inc. and Subsidiaries

(in thousands, except ratios)
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Years Ended December 31,                                    1997         1996         1995         1994         1993
====================================================================================================================
Income before income taxes and cumulative effect of
  accounting changes                                  $4,698,898   $4,013,222   $3,465,883   $2,951,979   $2,601,081
Less-Equity income of less than 50% owned persons        119,696      121,347       91,444       54,091       43,966
Add-Dividends from less than 50% owned persons            29,978       13,431        6,515        4,660        4,349
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                                                       4,609,180    3,905,306    3,380,954    2,902,548    2,561,464
Add-Fixed charges                                      1,834,054    1,614,703    1,483,752    1,404,633    1,213,487
Less-Capitalized interest                                 49,771       50,352       50,746       46,023       42,699
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Income before income taxes, cumulative effect of
  accounting changes and fixed charges                $6,393,463   $5,469,657   $4,813,960   $4,261,158   $3,732,252
====================================================================================================================
Fixed charges:
  Interest costs                                      $1,753,854   $1,541,670   $1,411,886   $1,335,300   $1,146,654
  Rental expense*                                         80,200       73,033       71,866       69,333       66,833
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Total fixed charges                                   $1,834,054   $1,614,703   $1,483,752   $1,404,633   $1,213,487
====================================================================================================================
Ratio of earnings to fixed charges                          3.49         3.39         3.24         3.03         3.08
====================================================================================================================

*     The proportion deemed representative of the interest factor.

The ratios shown are significantly affected as a result of the inclusion of the fixed charges and operating results of AIG Financial Products Corp. and its subsidiaries (AIGFP). AIGFP structures borrowings through guaranteed investment agreements and engages in other complex financial transactions, including interest rate and currency swaps. In the course of its business, AIGFP enters into borrowings that are primarily used to purchase assets that yield rates greater than the rates on the borrowings with the intent of earning a profit on the spread and to finance the acquisition of securities utilized to hedge certain transactions. The pro forma ratios of earnings to fixed charges, excluding the effects of the operating results of AIGFP, are 5.42, 5.18, 4.77,
5.25 and 5.66 for 1997, 1996, 1995, 1994 and 1993, respectively. As AIGFP will continue to be a subsidiary, AIG expects that these ratios will continue to be lower than they would be if the fixed charges and operating results of AIGFP were not included therein.


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